Mail Stop 4561

March 7, 2006

Brian Flower
Chief Financial Officer
White Mountain Titanium Corporation
Suite 2150 – 1188 West Georgia Street
Vancouver, B.C.
Canada V6E 4A2

> **RE:** **White Mountain Titanium Corporation**
> **Amendment No. 2 to the Registration Statement on Form SB-2**
> **Filed January 13, 2005**
> **File No. 333-129347**

Dear Mr. Flower:

Our Office of Engineers has reviewed your amended filing and has the following comments. Please respond to these comments in conjunction with the comments issued in our letter dated February 10, 2006.

FORM SB-2/A

General

1.   Insert a small-scale map showing the location and access to the property. Note that EDGAR now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR filer manual, and if addition assistance is required, please call Filer Support at 202-551-8900. Otherwise, provide the map to us for review.

2.   The company website refers to or uses the terms "resources," "geologic resources," "measured," "indicated," and "inferred." Only those measures of reserves as set forth in Industry Guide 7 and Section 4-10(a) of Regulations S-X are permitted in filings with the SEC. If the company continues to make public references on the website to reserve measures other than that recognized by or allowed by the SEC, accompany such disclosure with the following cautionary language:

> **Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," and "inferred," that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our Form   , File No.   . You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.**

Competition, page 14

3.   In this section, you discuss competition, but never address your potential competitive advantages comparing location, market segment or product quality. Other requirements that need to be addressed include:

- Product or concentrate specifications;
- Potential customers of titanium concentrates;
- Sales quantities required by your customers;
- Ocean shipping rates and transit times; and
- Ten-year annual history of titanium concentrate prices.

Address these items and your disclosure will be more meaningful to potential investors by targeting a specific quantified revenue source within an identified market.

4.   Industrial mineral producers must establish reasonable prospects for economic extraction and recognize that the product unit costs are primarily affected by location and/or other transportation factors. However because the specifications and prices for these industrial materials are flexible and established by negotiation rather than market forces, any economic evaluation requires considerable additional market research to demonstrate the revenue potential. Specific salable products must be identified, supplemented by research performed on published prices and product specifications to establish marketability. Alternatively, without these marketability measurements, only a firm delivery contract, letter of intent or established sales history, with receipts, is acceptable to demonstrate reserves.

Geology and Mineralization, page 17

5.   As a U.S. incorporated company your criteria for reporting reserves in SEC filings is determined by Industry Guide 7, not Canadian National Instrument 43-101.

Only "proven", "probable" or the sum of these reserve classifications may be disclosed in SEC filings, as set forth in Industry Guide 7 and Section 4-10(a) of Regulations S-X. All other descriptions of reserves, resources, etc. are not allowed. Industry Guide 7 may be found on the SEC website at the following address: www.sec.gov/divisions/corpfin/forms/industry.html#sec guide7.

6.   For your information, before you can designate any "reserves" that you can disclose in SEC filings, you must demonstrate that you can penetrate the market, establish a commercially viable operation, and sell a sufficient quantity of material that you can make a profit after all expenses, including a return of capital. Generally, reserves should be based on the following:

- A "final" or "bankable" feasibility study.
- A historic three-year average price is to be used to estimate reserves and the cash flow analysis to designate the same reserves.
- To meet the "legal" part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

This requires industrial mineral companies to develop a final feasibility study that includes estimated quantities of material based on drilling, sampling and geologic understanding, current costs and market prices, a cash flow analysis, and a sales contract, binding letter of intent or other proof that you have successfully marketed your material.

Current Management, page 19

7.   We note certain of your directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other junior mining companies. Please advise us as to the following:

- The full extent of the relationship of the Company, and its directors, executive officers and other members of management, with these other entities, including the percentage of ownership held by each in the other entity.
- Whether these other entities are engaged in the same line of business, in the same geographical areas as the Company.
- The measure(s) that you have instituted to prevent officer and director conflicts of interest other than self-policing, such as whether independent directors or shareholders are required to approve any related party transactions or you have executed non-competition agreements with these officers/directors.
- The transactions you have consummated with these entities, including the material terms thereof.

- State whether the terms of any transactions with these entities are fair to the Company and its disinterested shareholders.

Revise your disclosure in each appropriate section to discuss each of the above matters in appropriate detail. Also, please add a risk factor regarding the potential conflicts of interest of the officers and directors that details the information you describe and the material risks associated with such a situation.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions regarding these comments. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (801) 359-9310
        Ronald N. Vance, P.C.
        Attorney at Law
        Telephone: (801) 359-9300